                           [UNION DRILLING LETTERHEAD]

                                                              November 17, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

ATTN: H. Roger Schwall, Assistant Director

         RE:  Union Drilling, Inc.
              Registration Statement on Form S-1 -
              File Number 333-127525

Dear Mr. Schwall:

         Pursuant to Rule 461 of the Securities Act of 1933, as amended, Union
Drilling, Inc. hereby requests the effective date of the above-referenced
Registration Statement be accelerated to Monday, November 21, 2005, at 2:00 p.m.
New York time, or as soon thereafter as practicable.

         We acknowledge that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         Sincerely,

                                         /s/ Christopher D. Strong
                                         Christopher D. Strong
                                         President and CEO

cc:      Edwin T. Markham, Esq.
         Satterlee Stephens Burke & Burke LLP